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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                     PLAINS EXPLORATION & PRODUCTION COMPANY
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    726505100
                                 (CUSIP Number)

                               D. Martin Phillips
                            EnCap Investments L.L.C.
                           1100 Louisiana, Suite 3150
                              Houston, Texas 77002
                                 (713) 659-6100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 2, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP NO. 726505100               SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            EnCap Investments L.L.C.

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

(3)   SEC Use Only


(4)   Source of Funds (See Instructions)                         OO (See Item 3)

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)   Citizenship or Place of Organization   EnCap Investments L.L.C. ("EnCap
                                             Investments") is a limited
                                             liability company organized under
                                             the laws of the State of Delaware.

      Number of            (7)      Sole Voting Power                       0
      Shares Bene-
      ficially             (8)      Shared Voting Power             1,848,728(1)
      Owned by
      Each                 (9)      Sole Dispositive Power                  0
      Reporting
      Person With          (10)     Shared Dispositive Power        1,848,728(1)

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  1,848,728(2)


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


(13)  Percent of Class Represented by Amount in Row (11)                7.6%(3)


(14)  Type of Reporting Person (See Instructions)                            OO

--------------------------------------------------------------------------------

      (1) EnCap Investments L.L.C. may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned by affiliates of EnCap Investments L.L.C.. See Items 2, 5 and 6.

      (2) EnCap Investments L.L.C. disclaims any beneficial ownership of the shares owned by such affiliates.

      (3) Based on 24,224,448 shares issued and outstanding as of February 2, 2003, as disclosed to EnCap Investments by the Issuer.



                                     Page 2

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Item 1. Security and Issuer.

No modification

Item 2. Identity and Background.

No modification.

Item 3. Source and Amount of Funds or Other Consideration.

No modification

Item 4. Purpose of Transaction.

Item 4 is amended in its entirety to read as follows:

      EnCap Investments is currently holding the shares for investment purposes. Other than as set forth herein, EnCap Investments has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) though (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

No modification

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The following is added to Item 6:

Voting Agreement:

      Fund III, Fund III-B, BOCP, and Energy PLC, affiliates of EnCap Investments, entered into a Voting Agreement (the " Voting Agreement") dated effective February 2, 2003, by and among the Issuer, 3TEC Energy Corporation, a Delaware corporation ("3TEC"), and certain other stockholders of the Issuer. Pursuant to the VOTING AGREEMENT, EACH OF FUND III, FUND III-B, BOCP, AND ENERGY PLC HAS AGREED (SEVERALLY AND NOT JOINTLY WITH THE OTHER PARTIES THERETO) THAT AT ANY MEETING OF THE STOCKHOLDERS OF THE ISSUER OR ANY ADJOURNMENT THEREOF OR IN ANY OTHER CIRCUMSTANCES UPON WHICH A VOTE, CONSENT OR APPROVAL (INCLUDING BY WRITTEN CONSENT) IS SOUGHT, THAT IT SHALL (A) VOTE THE SUBJECT SHARES (AS DEFINED IN THE VOTING AGREEMENT) IN FAVOR OF THE MERGER (AS DEFINED IN THE VOTING AGREEMENT), THE ADOPTION BY THE ISSUER OF THE MERGER AGREEMENT (AS DEFINED IN THE VOTING AGREEMENT), AND THE APPROVAL OF THE TERMS THEREOF AND EACH OF THE OTHER TRANSACTIONS (AS DEFINED IN THE VOTING AGREEMENT), AND (B) VOTE THE SUBJECT SHARES AGAINST ANY TRANSACTION, AGREEMENT, MATTER, OR ACQUISITION PROPOSAL OF THE ISSUER THAT WOULD IMPEDE, INTERFERE WITH, DELAY, POSTPONE, OR ATTEMPT TO DISCOURAGE THE MERGER OR THE MERGER AGREEMENT.

      IRREVOCABLE PROXY. EACH OF FUND III, FUND III-B, BOCP, AND ENERGY PLC HAS IRREVOCABLY GRANTED TO, AND APPOINTED 3TEC AS SUCH PERSON'S PROXY TO VOTE ALL OF ITS SUBJECT SHARES AT ANY MEETING OF THE STOCKHOLDERS OF THE ISSUER (INCLUDING ANY ADJOURNMENTS AND POSTPONEMENTS THEREOF) ON THE MATTERS DESCRIBED ABOVE, AND TO EXECUTE AND DELIVER ANY WRITTEN CONSENTS TO FULFILL SUCH PERSON'S OBLIGATIONS UNDER THE VOTING AGREEMENT.

      OTHER COVENANTS. IN ADDITION TO THE ABOVE AGREEMENTS, EACH OF FUND III, FUND III-B, BOCP, AND ENERGY PLC HAS AGREED TO CERTAIN RESTRICTIONS UPON THEIR ABILITY TO (I) TRANSFER (INCLUDING BY GIFT) THE SUBJECT SHARES OR ANY INTEREST THEREIN, (II) ENTER INTO ANY CONTRACT, OPTION OR OTHER AGREEMENT WITH RESPECT TO ANY TRANSFER OF ANY OR ALL OF THE SUBJECT SHARES OR INTEREST THEREIN, (III) GRANT ANY PROXY, POWER-OF-ATTORNEY OR OTHER AUTHORIZATION IN OR WITH RESPECT TO THE SUBJECT SHARES, OR (IV) DEPOSIT ANY THE SUBJECT SHARES INTO A VOTING TRUST OR ENTER INTO A VOTING AGREEMENT OR ARRANGEMENT WITH RESPECT TO THE SUBJECT SHARES, PROVIDED THAT ANY OF FUND III, FUND III-B, BOCP, AND ENERGY PLC MAY TRANSFER ANY OF THE SUBJECT SHARES TO ANY OF ITS AFFILIATES OR ANY PERSON WHO IS OR BECOMES A PARTY TO THE VOTING AGREEMENT.



                                     Page 3


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Item 7. Material to Be Filed as Exhibits.

The following is added to Item 7:

Exhibit 10.1- Voting Agreement dated February 2, 2003 by and among Plains Exploration & Production Company, 3TEC Energy Corporation, EnCap Energy Capital Fund III, L.P., EnCap Energy Capital Fund III-B, L.P., BOCP Energy Partners, L.P., Energy Capital Investment Company PLC, Sable Management, L.P., and James C. Flores.



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                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2003                   ENCAP INVESTMENTS L.L.C.


                                          By: /s/ D. Martin Phillips
                                             ----------------------------------
                                              D. Martin Phillips,
                                              Managing Director





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                                INDEX TO EXHIBIT

EXHIBIT
NUMBER             DESCRIPTION
-------            -----------
Exhibit 10.1-      Voting Agreement dated February 2, 2003 by and among Plains
                   Exploration & Production Company, 3TEC Energy Corporation,
                   EnCap Energy Capital Fund III, L.P., EnCap Energy Capital
                   Fund III-B, L.P., BOCP Energy Partners, L.P., Energy Capital
                   Investment Company PLC, Sable Management, L.P., and James C.
                   Flores.